UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2022

ADVAXIS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36138	02-0563870
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

9 Deer Park Drive, Suite K-1 Monmouth Junction, NJ	08852
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (609) 452-9813

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

None.

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger and Reorganization

On October 18, 2022, Advaxis, Inc., a Delaware corporation (the “Company”), Doe Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Ayala Pharmaceuticals, Inc., a Delaware corporation (“Ayala”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein: (i) Merger Sub will merge with and into Ayala, with Ayala being the surviving entity as a wholly-owned subsidiary of the Company (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”), (ii) each share of the common stock, par value $0.01 per share, of Ayala (the “Ayala Common Stock”) issued and outstanding immediately prior to the Merger shall be automatically converted into the right to receive 0.1874 shares (as such amount may be adjusted as provided in the Merger Agreement, the “Exchange Ratio”) of the common stock, par value $0.001 per share, of the Company (the “Common Stock”), (iii) each outstanding option to purchase shares of the Ayala Common Stock (each, an “Ayala Option”) will be substituted and converted automatically into an option (each, a “Company Replacement Option”) to purchase the number of shares of Company Common Stock equal to the product obtained by multiplying (a) the number of shares of Ayala Common Stock subject such Ayala Option immediately prior to the effective time of the Merger, by (b) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share, with each such Company Replacement Option to have an exercise price per share of Company Common Stock equal to (x) the per share exercise price for the shares of Ayala Common Stock subject to the corresponding Ayala Option immediately prior to the effective time of the Merger, divided by (y) the Exchange Ratio, rounded up to the nearest whole cent, and (iv) each restricted stock unit of Ayala (each, an “Ayala RSU”) outstanding immediately prior to the effective time of the Merger, whether or not vested or issuable, will be substituted and converted automatically into a restricted stock unit award of the Company with respect to a number of shares of Company Common Stock equal to the product obtained by multiplying (i) the total number of shares of Ayala Common Stock subject to such Ayala RSU immediately prior to the effective time of the Merger by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

Conditions to Closing

Under the Merger Agreement, the consummation of the Merger (the “Closing”) is subject to, and will take place within three business days of, the satisfaction or waiver of certain customary closing conditions, including, without limitation: (i) the registration statement on Form S-4 (which will include a prospectus of the Company and a proxy statement of Ayala) (the “Registration Statement”), to be filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) to register the public offering and sale of the Company’s Common Stock to some or all holders of the Ayala shares in connection with the Merger, must have become effective and not subject to any stop order or proceeding seeking a stop order; (ii) Ayala must have obtained the approval of its stockholders of the Merger and the Transactions contemplated by the Merger Agreement (the “Ayala Stockholder Approval”); (iii) receipt of all required state securities or “blue sky” authorizations for the issuance of such shares of the Company’s Common Stock, except for such authorizations the lack of receipt of which would not reasonably be expected to have a material adverse impact on any of the parties to the Merger Agreement or their respective affiliates; (iv) the absence of any law or judgment of a governmental entity of competent jurisdiction that is in effect and restrains, enjoins, or otherwise prohibits consummation of the Merger; (v) the absence of a material adverse effect on the business, financial condition or results of operations of, respectively, (a) Ayala and its subsidiaries, taken as a whole or (b) the Company and its subsidiaries, taken as a whole; (vi) the accuracy of Ayala’s and the Company’s representations and warranties, subject to specified materiality qualifications; (vii) compliance by Ayala and the Company with its respective covenants in the Merger Agreement in all material respects; and (viii) delivery of customary closing documents, including a customary officer certificate from Ayala and the Company.

Representations and Warranties

The parties to the Merger Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Merger Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the business and operations Company, Ayala and their respective subsidiaries during the period between execution of the Merger Agreement and the Closing.

The representations, warranties, agreements and covenants of the parties set forth in the Merger Agreement will terminate at the Closing.

Termination and Termination Fees

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including without limitation: (i) by mutual written consent of the Company and Ayala; (ii) by either the Company or Ayala, if (a) if a governmental authority shall have issued a final and non-appealable permanent restraining order, permanent injunction or other similar permanent order which has the effect of enjoining or otherwise prohibiting consummation of the Transactions, (b) the Closing has not occurred on or before April 18, 2023, or (c) the Ayala Stockholder Approval has not been obtained at Ayala’s stockholders meeting, in each of (a), (b) and (c) where the terminating party’s material breach of the Merger Agreement is not the cause of, or has resulted in, the failure of such condition; (iii) by Ayala if (a) the Company breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement such that any of Ayala’s conditions to Closing the Transactions would not be satisfied, and such breach or failure, if curable, is not cured in accordance with the Merger Agreement, (b) the Company has materially breached or failed to perform its non-solicitation covenant, or entered into a Parent Acquisition Proposal (as defined in the Merger Agreement), (c) the Ayala’s board of directors authorizes Ayala to enter into a Parent Acquisition Proposal constituting a Parent Superior Proposal (as such terms are defined in the Merger Agreement); and (iv) by the Company if (a) Ayala breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement such that any of the Company’s conditions to Closing the Transactions would not be satisfied, and such breach or failure, if curable, is not cured in accordance with the Merger Agreement, (b) Ayala has materially breached or failed to perform its non-solicitation covenant, or entered into a Company Acquisition Proposal (as defined in the Merger Agreement), (c) the Company’s board of directors authorizes the Company to enter into a Company Acquisition Proposal constituting a Company Superior Proposal (as such terms are defined in the Merger Agreement). Each party is required to pay a termination fee in the amount of $600,000 to the other party in the event the Merger Agreement is terminated under specified circumstances, as further detailed in the Merger Agreement.

Closing of the Merger is expected to occur during the first quarter of 2023.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Ayala or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made by the parties thereto only for purposes of the Merger Agreement and as of specific dates as set forth therein; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement; may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Ayala or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety be reference to the full copy of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K (the “Form 8-K”) and incorporated into this Item 1.01 by reference.

Voting and Support Agreements

Also on October 18, 2022, in connection with execution of the Merger Agreement, the Company entered into Voting and Support Agreements (the “Voting Agreements”) with each of (a) Israel Biotech Fund I, L.P., and (b) aMoon Growth Fund Limited Partnership, pursuant to which each such party agreed, among other things, to vote their respective beneficially owned shares of Ayala Common Stock (i) in favor of (1) the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and (2) any proposal to adjourn or postpone the stockholders meeting of Ayala called to approve such matters to the extent permitted or required under the Merger Agreement; and (ii) against (1) any Company Acquisition Proposal (as defined in the Merger Agreement), except as expressly permitted by the Merger Agreement, (2) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, in each case except as expressly permitted by the Merger Agreement and (3) any proposal, action or agreement that would reasonably be expected to (1) materially delay or postpone, prevent or otherwise impair the Merger or the other transactions contemplated by the Merger Agreement, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Ayala under the Merger Agreement, (3) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of such party under the Voting Agreement, (4) result in any of the conditions set forth in Section 6 of the Merger Agreement not being fulfilled or (5) except as expressly contemplated by the Merger Agreement, change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Ayala. The Voting Agreements will terminate upon the earliest to occur of (a) the mutual agreement of the Company and the stockholder party to such Voting Agreement; (b) the Company Stockholders Meeting (as defined in the Merger Agreement) at which a vote upon the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement is taken; and (c) the date on which the Merger Agreement is terminated in accordance with its terms. The Voting Agreements provide that, in the event of a Company Change in Recommendation (as defined in the Merger Agreement), the number of shares of capital stock of Ayala subject to the Voting Agreements shall only be 30% of the total current outstanding voting power of Ayala, and the number of shares of capital stock of Ayala of each of Israel Biotech Fund I, L.P. and aMoon Growth Fund Limited Partnership subject to the Voting Agreements shall be reduced proportionately based on the number of shares of capital stock of Ayala subject thereto.

The foregoing summary of the Voting Agreements does not purport to be complete and is qualified in its entirety be reference to the full copy of a form of the Voting Agreements, which are attached as Exhibit 10.1 and 10.2 to this Form 8-K and incorporated into this Item 1.01 by reference.

Item 7.01 Regulation FD Disclosure

Press Release

On October 19, 2022, the Company and Ayala issued a joint press release announcing entry into the Merger Agreement with Ayala. A copy of the press release is attached hereto as Exhibit 99.1 to this Form 8-K and incorporated into this Item 7.01 by reference.

On October 19, 2022, the Company and Ayala held a conference call to discuss the proposed transaction (the “Joint Conference Call”). A copy of the script of the Joint Conference Call is attached hereto as Exhibit 99.2 to this Form 8-K.

In accordance with General Instruction B.2 of Form 8-K, the foregoing information, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall such information, including Exhibits 99.1 and 99.2, be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Ayala Pharmaceuticals, Inc. (“Ayala”) and Advaxis, Inc. (“Advaxis”). In connection with the proposed transaction, Advaxis intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Ayala and that will constitute a prospectus with respect to shares of Advaxis’s common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Each of Ayala and Advaxis may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Ayala or Advaxis may file with the SEC. INVESTORS AND AYALA STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and Ayala stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Ayala, Advaxis and the proposed transaction that are or will be filed with the SEC by Ayala or Advaxis through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Advaxis will also be available free of charge on Advaxis’s website at https://www.advaxis.com/financial-information/sec-filings or by contacting Advaxis’s investor relations department by email at ir@advaxis.com. Copies of the documents filed with the SEC by Ayala will also be available free of charge at https://ir.ayalapharma.com/financial-information/sec-filings or by contacting Ayala’s investor relations department by email at jallaire@lifesciadvisors.com.

Participants in the Solicitation

Ayala and Advaxis and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ayala’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in Ayala’s proxy statement for its 2022 annual meeting of stockholders which was filed with the SEC on April 27, 2022. Information regarding Advaxis’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in Advaxis’s proxy statement for its 2022 annual meeting of stockholders which was filed with the SEC on May 19, 2022. Additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Ayala and Advaxis directors and executive officers in the transaction, which may be different than those of Ayala and Advaxis stockholders generally, will be contained in the Proxy Statement/Prospectus and any other relevant documents that are or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Ayala Pharmaceuticals, Inc. (“Ayala”) and Advaxis, Inc. (“Advaxis”), the ability to consummate the proposed transaction, and the ability to list the common stock of the combined company on Nasdaq. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction, the ability of each of Ayala and Advaxis to consummate the proposed transaction, and the ability of the combined company to meet the requirements to list its common stock on Nasdaq; (iii) the ability of Ayala and Advaxis to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Ayala, Advaxis or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Ayala’s and/or Advaxis’s respective businesses; (vii) the ability of Ayala and Advaxis to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Ayala’s or Advaxis’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Ayala’s or Advaxis’s ability to pursue certain business opportunities or strategic transactions; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Ayala’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Ayala’s Form 10-K for the fiscal year ended December 31, 2021, and Advaxis’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Advaxis’s Form 10-K for the fiscal year ended October 31, 2021. Ayala and Advaxis can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Ayala and Advaxis undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01 Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, by and among the Company, Merger Sub, and Ayala, dated as of October 18, 2022.
10.1	Voting and Support Agreement, by and between the Company and Israel Biotech Fund I, L.P., dated as of October 18, 2022.
10.2	Voting and Support Agreement, by and between the Company and aMoon Growth Fund Limited Partnership, dated as of October 18, 2022.
99.1	Joint Press Release of the Company, dated October 19, 2022
99.2	Transcript of Joint Conference Call of Ayala Pharmaceuticals, Inc. and Advaxis, Inc. dated October 19, 2022
104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 19, 2022	ADVAXIS, INC.

	By:	/s/ Kenneth A. Berlin
	Name:	Kenneth A. Berlin
	Title:	President and Chief Executive Officer